SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated December 19, 2016

Document 1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211325), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”) 13562 Maycrest Way, Suite 5138 Richmond, BC V6V 2J7

Item 2:	Date of Material Change

December 12, 2016

Item 3:	News Release

A news release announcing the material change was issued on December 13, 2016 through PRNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On December 12, 2016, Neovasc completed its previously announced transaction with Boston Scientific Corporation (“Boston Scientific”) whereby Boston Scientific acquired Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets for US$67,909,800.  Concurrently, Neovasc has completed its previously announced private placement whereby Boston Scientific has purchased 11,817,000 common shares in the capital of Neovasc (the “Common Shares”) at a purchase price of US$0.60 per Common Share for gross proceeds of US$7,090,200.

On December 12, 2016, the U.S. District Court for the District of Massachusetts (the “Court”), held a hearing and denied a motion made by CardiAQ Valve Technologies, Inc (“CardiAQ”) for a temporary restraining order to prevent the above mentioned transaction.

Item 5:	Full Description of Material Change

On December 12, 2016, Neovasc completed its previously announced transaction with Boston Scientific.

The two organizations announced a definitive agreement on December 2, 2016 for Boston Scientific to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets for approximately US$67,909,800 and make a 15% equity investment in Neovasc, for a total of US$75 million in cash.

Under the terms of the asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing its mitral bioprosthesis valve Tiara™ through its clinical and regulatory pathways.

Under the terms of the equity investment, Boston Scientific has acquired 11,817,000 Common Shares at a price of US$0.60 per Common Share, for gross proceeds of US$7,090,200.

Neovasc intends to use the proceeds of these transactions to post a partial bond in connection with a stay of judgement pending appeal in the ongoing litigation against CardiAQ and for general corporate purposes. Neovasc currently has 78,683,345 shares outstanding.

On December 12, 2016, the Court held a hearing in connection with the Company’s ongoing litigation against CardiAQ. Ruling from the bench, the Court denied CardiAQ’s motion for a temporary restraining order to prevent the transaction between Neovasc and Boston Scientific Corporation from closing. The Court also indicated a willingness to stay enforcement of the judgment against Neovasc pending appeal (the judgment is currently temporarily stayed), subject to Neovasc posting a partial bond in the amount of US$70 million, as well as other terms and conditions to be determined. Those terms and conditions generally relate to CardiAQ’s ability to register its U.S. judgment in Canada, and requirements for Neovasc to inform CardiAQ and the Court about certain potential future transactions outside the ordinary course of business. The Court directed the parties to work to agree to such terms and conditions, which would then be subject to Court approval.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of December 19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	December 20, 2016	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer